UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 000-55135

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107
Toronto, Ontario, M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit 99.1 to this Form 6-K of POET Technologies Inc. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-255631).

On June 29, 2023, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Exhibit 99.1 Equity Distribution Agreement, by and between POET Technologies Inc., Craig-Hallum Group LLC and Cormark Securities Inc., dated June 29, 2023.
Exhibit 99.2	Press release dated June 29, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.
(Registrant)

Date: June 29, 2023	/s/ THOMAS MIKA
Thomas Mika
Executive Vice President and Chief Financial Officer